Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES A NEW COLLECTIVE BARGAINING AGREEMENT

Medellin, Colombia, October 22, 2020

Today, Bancolombia S.A. (“Bancolombia”), and the unions, Uneb and Sintrabancol entered into a new collective bargaining agreement (the “Agreement”). The Agreement has a term of three (3) years, from November 1, 2020 to October 31, 2023.

The following are the most relevant aspects of the new Agreement:

1.	Salary increase: In the first year of the agreement, covered employees will receive a 4.8% salary increase. In the second year, the increase will be equal to the change in the Colombian consumer price index (“IPC”), plus 2.3%. In the third year, the increase will be equal to the IPC variation plus 2.5%.

2.	Increase in the funds allocated to education, housing loans and health insurance policies.

The new Agreement will benefit more than 13,000 employees with operational level positions in the bank and its subsidiaries Valores, Fiduciaria and Banca de Inversion Bancolombia.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371